Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the three months ended March 31, 2017 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012 are as follows:

Three Months Ended		Years Ended December 31,
(Millions)	March 31, 2017	2016	2015	2014	2013	2012
(Loss) income from continuing operations before income taxes	$(629)	$3,991	$4,234	$3,497	$2,937	$2,545
Add back fixed charges	187	663	426	396	396	321
(Loss) income as adjusted ("earnings")	$(442)	$4,654	$4,660	$3,893	$3,333	$2,866

Fixed charges:
Interest expense	$173	$604	$369	$334	$336	$271
Portion of rents representative of interest factor	14	59	57	62	60	50
Total fixed charges	$187	$663	$426	$396	$396	$321
Ratio of earnings to fixed charges	—	7.02	10.94	9.83	8.42	8.93